November 22, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Jeffrey P. Riedler

Re:                             Theravance Biopharma, Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed October 29, 2013
File No. 001-36033

Dear Mr. Riedler:

On behalf of Theravance Biopharma, Inc. (“Theravance Biopharma” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2013, relating to the Company’s Registration Statement on Form 10-12B submitted on August 1, 2013 (the “Registration Statement”) and the Company’s Amendment No. 2 to the Registration Statement on Form 10-12B submitted on October 29, 2013 (“Amendment No. 2”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Registration Statement on Form 10-12B (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed he comment with the Company’s response.

Exhibit 99.1

The Spin-Off

Reasons for the Spin-Off, page 44

1.             We note your response to prior comment 2.  Where we request that you explain how you selected the products that would be contributed to Theravance Respiratory Company LLC (TRC), we are asking that you state the specific reasons you determined that: (a) RELVAR® ELLIPTA®/BREO® ELLIPTATM and vilanterol monotherapy would not be assigned to TRC, (b) that ANOROTM ELLIPTATM would be assigned to TRC with Theravance retaining 100% of its economic interest, and (c) the remaining Other TRC Drug Programs would be assigned to TRC with you given 98% of their economic interest.  Please provide an explanation for each determination.

Securities and Exchange Commission

November 22, 2013

(a)           Reasons why RELVAR® ELLIPTA®/BREO® ELLIPTATM and vilanterol monotherapy will not be assigned to TRC.

RELVAR® ELLIPTA®/BREO® ELLIPTATM is a commercial-stage asset that has received regulatory approval in the U.S., Europe and Japan.  One of the purposes of the spin-off is to permit each company to focus on its particular businesses, with Theravance to manage certain late-stage, partnered respiratory assets and associated potential royalty revenues.   RELVAR® ELLIPTA®/BREO® ELLIPTATM, the Company’s most advanced respiratory asset, will be one of the drugs that Theravance will manage.

Though not yet approved, the vilanterol monotherapy drug program has lowered clinical development risk as vilanterol is already a component of an approved medicine (RELVAR® ELLIPTA®/BREO® ELLIPTATM is the combination of fluticasone furoate/vilanterol) and furthermore, if vilanterol monotherapy were to be approved and generate royalties, its royalties would be reported and paid together with royalties on RELVAR® ELLIPTA®/BREO® ELLIPTATM.  Theravance believed it would be administratively too difficult to allocate the combined royalties on vilanterol monotherapy and RELVAR® ELLIPTA®/BREO® ELLIPTATM between Theravance and TRC, so for practical reasons Theravance chose to retain vilanterol monotherapy along with RELVAR® ELLIPTA®/BREO® ELLIPTATM.

(b)           Reasons why ANOROTM ELLIPTATM will be assigned to TRC with Theravance retaining 100% of its economic interest.

Even though ANOROTM ELLIPTATM is also a later-stage asset (although not yet approved by any regulatory authorities, unlike RELVAR® ELLIPTA®/BREO® ELLIPTATM), Theravance wanted to ensure that TRC had sufficient operating assets to achieve critical mass and be respected as bona fide independent entity.  As a result, Theravance determined to assign the rights to ANOROTM ELLIPTATM to TRC but then retain 100% of the economic interest in that drug program consistent with the post-spin business focus of Theravance on certain late-stage, partnered respiratory assets.

(c)           Reasons why the remaining Other TRC Drug Programs will be assigned to TRC with Theravance Biopharma given 98% of their economic interest.

Following the spin-off, Theravance Biopharma will operate a drug discovery and development business largely focused on earlier-stage assets. The Other TRC Drug Programs are earlier-stage assets.  Consistent with the focus of the Theravance Biopharma business and the purpose of the spin-off, 98% of the economic benefit of the Other TRC Drug Programs will be assigned to Theravance Biopharma.  An LLC structure was used to achieve this result, as alternative structures for achieving this economic result would have required third party consents that are not required by the LLC structure.

Securities and Exchange Commission

November 22, 2013

* * * *

Attached to this letter as Exhibit A is a written statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (650) 463-5353 if you have any questions about this submission.

Sincerely yours,

/s/ David T. Young

David T. Young
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:                                Rick E Winningham

Chief Executive Officer

Theravance Biopharma, Inc.

Bradford J. Shafer, Esq.

Theravance, Inc.

Brooks Stough, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Exhibit A

November 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Ladies and Gentlemen:

In response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Theravance Biopharma, Inc. (the “Company”) relating to the Company’s Registration Statement on Form 10-12B submitted on August 1, 2013 and amendments thereto (collectively, the “Registration Statement”), the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Theravance Biopharma, Inc.

By:	/s/ Rick E Winningham

Rick E Winningham
Chief Executive Officer